June 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:                      PGIM Strategic Credit Fund (CIK 0001813467)

Registration Statement on Form N-2

File Number: 811-23576; 333-238766

Filed May 29, 2020

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (“Rule 477”), PGIM Strategic Credit Fund (the “Fund”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Fund’s registration statement on Form N-2 (together with all exhibits thereto) referenced above in connection with the proposed initial registration of the Fund’s common shares of beneficial interest (the “Registration Statement”).  No securities were issued or sold pursuant to the Registration Statement.

 The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

 Pursuant to the foregoing, the Fund hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Registration Statement be issued by the Commission. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

 Any questions or comments regarding this filing should be directed to, Debra Rubano, at (862) 302-9412.

Sincerely,

PGIM STRATEGIC CREDIT FUND

        /s/ Claudia DiGiacomo

By:    Claudia DiGiacomo
Title: Sole Trustee